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                           January 10, 2022

       Joshua Lamstein
       Chairman
       Scopus BioPharma Inc.
       420 Lexington Avenue, Suite 300
       New York, New York 10170

                                                        Re: Scopus BioPharma
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 4,
2022
                                                            File No. 333-261991

       Dear Mr. Lamstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Anna Tomczyk